N E W S R E L E A S E

July 7, 2016

Nevsun Announces Q2 2016 Financial Results Release Date

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) plans to release its second quarter 2016 financial and operating results on Thursday, July 28, 2016, after close of trading, with a conference call to follow on Friday, July 29, 2016, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

Conference call details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until August 5, 2016, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 889772#.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$200 million cash, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com